UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
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SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No. 2)*

CARDIODYNAMICS INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

141597104

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

______________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141597104	Schedule 13G	Page 2 of 7 Pages

1	Names of Reporting Persons. John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

John F. White -- United States

James F. Rice -- United States

Kenneth L. Wolfe -- United States

Foster L. Aborn -- United States

Kairos Partners III Limited Partnership -- Delaware

CUSIP NO. 141597104	Schedule 13G	Page 3 of 7 Pages

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

6  Shared Voting Power

John F. White -- 216,142 shares

James F. Rice -- 216,142 shares

Kenneth L. Wolfe -- 216,142 shares

Foster L. Aborn -- 216,142 shares

Kairos Partners III Limited Partnership -- 216,142 shares

Refer to Item 4 below.

7 Sole Dispositive Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

8  Shared Dispositive Power

John F. White -- 216,142 shares

James F. Rice -- 216,142 shares

Kenneth L. Wolfe -- 216,142 shares

Foster L. Aborn -- 216,142 shares

Kairos Partners III Limited Partnership -- 216,142 shares

Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person

John F. White -- 216,142 shares

James F. Rice -- 216,142 shares

Kenneth L. Wolfe -- 216,142 shares

Foster L. Aborn -- 216,142 shares

Kairos Partners III Limited Partnership -- 216,142 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11

Percent of Class Represented by Amount in Row (9)*

John F. White -- 2.99%

James F. Rice -- 2.99%

Kenneth L. Wolfe -- 2.99%

Foster L. Aborn -- 2.99%

Kairos Partners III Limited Partnership -- 2.99%

Refer to Item 4 below.

12	Type of Reporting Person (See Instructions) John F. White -- IN James F. Rice -- IN Kenneth L. Wolfe -- IN Foster L. Aborn -- IN Kairos Partners III Limited Partnership -- PN

*	All share numbers and ownership percentages reported herein are as of January 31, 2009.

* All percentage ownerships reported herein are based on 7,223,120 shares of common stock issued and outstanding as of October 8, 2008, as reported by Cardiodynamics International Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008, filed with the Securities and Exchange Commission on October 15, 2008.

Item 1.

(a)	Name of Issuer
Cardiodynamics International Corporation
(b)	Address of Issuer’s Principal Executive Offices
6175 Nancy Ridge Drive, San Diego, CA 92121

CUSIP NO. 141597104	Schedule 13G	Page 4 of 7 Pages

Item 2.

(a)	Name of Person Filing
John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 600 Longwater Drive, Suite 204, Norwell, MA 02061.
(c)	Citizenship

John F. White -- United States citizen

James F. Rice -- United States citizen

Kenneth L. Wolfe -- United States citizen

Foster L. Aborn -- United States citizen

Kairos Partners III Limited Partnership -- Delaware limited partnership

(d)	Title of Class of Securities
Common Stock, no par value
(e)	CUSIP Number
141597104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP NO. 141597104	Schedule 13G	Page 5 of 7 Pages

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
John F. White -- 216,142 shares James F. Rice -- 216,142 shares Kenneth L. Wolfe -- 216,142 shares Foster L. Aborn -- 216,142 shares Kairos Partners III Limited Partnership -- 216,142 shares
(b)	Percent of Class
John F. White -- 2.99% James F. Rice -- 2.99% Kenneth L. Wolfe -- 2.99% Foster L. Aborn -- 2.99% Kairos Partners III Limited Partnership -- 2.99%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
(ii) shared power to vote or to direct the vote
John F. White -- 216,142 shares James F. Rice -- 216,142 shares Kenneth L. Wolfe -- 216,142 shares Foster L. Aborn -- 216,142 shares Kairos Partners III Limited Partnership -- 216,142 shares
(iii) sole power to dispose or to direct the disposition of
John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
(iv) shared power to dispose or to direct the disposition of

CUSIP NO. 141597104	Schedule 13G	Page 6 of 7 Pages

John F. White -- 216,142 shares James F. Rice -- 216,142 shares Kenneth L. Wolfe -- 216,142 shares Foster L. Aborn -- 216,142 shares Kairos Partners III Limited Partnership -- 216,142 shares

**Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners III Limited Partnership (the “Partnership”). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of the Partnership. Such committee has voting and investment power over the shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 141597104	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 6, 2009

JOHN F. WHITE

/S/ John F. White

John F. White

JAMES F. RICE

/s/ James F. Rice

James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe

Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn

Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP

By: KAIROS III LLC, its General Partner

By: KAIROS MASTER GP LLC, its Sole Member

By:/s/ John F. White
John F. White
Voting Member